

Kathleen Littrell

Vice President of Clinical and Business Development, Squarex, LLC

Raleigh, North Carolina, United States · Contact info

41 connections

MTG International Research Group

University of Louisville

Experience

International Clinical Program/Project Management
MTG International Research Group

Senior Director of Clinical Operations
IGF Oncology
2017 – Present · 4 yrs
Saint Paul, Minnesota

Education

University of Louisville

Indiana University Bloomington

University of Kentucky